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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G87210103

(Cusip Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103			Page 2 of 6 Pages

1.	Name of Reporting Person: Matthys J. Wessels		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Africa

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
2,153,998 (which includes 1,297,487 shares over which the Reporting Person has voting power, 728,214 shares held by Wagontrail Investments NV, a company incorporated under the laws of the Netherlands Antilles, which is indirectly owned by the Reporting Person (“Wagontrail”), and options to purchase 128,297 shares).

		8.	Shared Voting Power: None

9.	Sole Dispositive Power:
856,511 (which includes 728,214 shared held by Wagontrail and options to purchase 128,297 shares, and exludes 1,297,487 shares over which the Reporting Person has only voting power).

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,153,998 (which includes 1,297,487 shares over which the Reporting Person has voting (but not dispositive) power, 728,214 shares held by Wagontrail, and options to purchase 128,297 shares).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%, based on 30,931,176 ordinary shares outstanding as of December 15, 2004.

14.	Type of Reporting Person (See Instructions): IN

Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

CUSIP No. G87210103	Page 3 of 6 Pages

Schedule 13D

     This Amendment No. 4 amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Matthys J. Wessels (the “Reporting Person”) on May 17, 2002, as amended by (i) that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 3, 2002, (ii) that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 2002, and (iii) that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 2, 2004.

Item 5.	Interest in Securities of the Issuer.

     (a)     The Reporting Person, through Wagontrail Investments NV, a holding company indirectly controlled by the Reporting Person and incorporated under the laws of the Netherlands Antilles (“Wagontrail”), has the power to vote and dispose of 728,214 ordinary shares of the Issuer. Through voting agreements described in the Original Schedule 13D, the Reporting Person also has the right to vote (but not investment or dispositive power) over 1,297,487 ordinary shares of UTi Worldwide Inc. (the “Issuer”).

          In addition, the Reporting Person has received as of the date of this filing options to purchase a total of 184,947 ordinary shares of the Issuer under the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Options to purchase 128,297 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

          The sum of the foregoing shares and exercisable options totals 2,153,998 ordinary shares, which constitutes approximately 7.0% of the Issuer’s 30,931,176 ordinary shares outstanding as of December 15, 2004.

     (b)     See the answer provided in subsection (a) above.

     (c)     Wagontrail entered into certain securities loan agreements. See Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     In connection with the previously announced underwritten offering of the Issuer’s ordinary shares in connection with monetization transactions being conducted by United Service Technologies Limited, each of the Reporting Person and Wagontrail entered into a lock-up agreement dated as of December 7, 2004, with the underwriters of such public offering, which prohibits the Reporting Person and Wagontrail from selling, transferring or pledging shares of the Issuer for a period of 90 days from the date of the final prospectus supplement relating to such public offering (which was dated December 17, 2004), subject to certain exceptions. The offering closed on December 22, 2004. Copies of the lock-up agreements are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

     In addition, in connection with and to facilitate such transaction, Wagontrail entered into securities loan agreements, dated as of December 16, 2004, with entities affiliated with the underwriters, pursuant to which Wagontrail loaned 728,214 ordinary shares of Issuer.

CUSIP No. G87210103	Page 4 of 6 Pages

The loans were effective on December 22, 2004, the date the offering closed. Copies of the securities loan agreements are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

     99.1 Lock-Up Agreement, dated December 7, 2004, between the Reporting Person and certain underwriters referred to therein.

     99.2 Lock-Up Agreement, dated December 7, 2004, between Wagontrail and certain underwriters referred to therein.

     99.3 Securities Loan Agreement, dated December 16, 2004, between Wagontrail and Bear Stearns International Limited.

     99.4 Securities Loan Agreement, dated December 16, 2004, between Wagontrail and Credit Suisse First Boston International.

     99.5 UTi Worldwide Inc. 2004 Long-Term Incentive Plan, as amended (incorporated by reference to the Issuer’s Registration Statement on Form S-8, No. 333-116896, previously filed with the Commission on June 25, 2004).

     99.6 Form of UTi Worldwide Inc. 2004 Long-Term Incentive Plan — Stock Option Award Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Quarterly Report on Form 10-Q, previously filed with the Commission on December 8, 2004).

CUSIP No. G87210103	Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2004

/s/ Matthys J. Wessels
Matthys J. Wessels

CUSIP No. G87210103	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Lock-Up Agreement, dated December 7, 2004, between the Reporting Person and certain underwriters referred to therein.

99.2	Lock-Up Agreement, dated December 7, 2004, between Wagontrail and certain underwriters referred to therein.

99.3	Securities Loan Agreement, dated December 16, 2004, between Wagontrail and Bear Stearns International Limited.

99.4	Securities Loan Agreement, dated December 16, 2004, between Wagontrail and Credit Suisse First Boston International.

99.5	UTi Worldwide Inc. 2004 Long-Term Incentive Plan, as amended (incorporated by reference to the Issuer’s Registration Statement on Form S-8, No. 333-116896, previously filed with the Commission on June 25, 2004).

99.6	Form of UTi Worldwide Inc. 2004 Long-Term Incentive Plan - Stock Option Award Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Quarterly Report on Form 10-Q, previously filed with the Commission on December 8, 2004).